AIVtech International Group Co.
(Formerly known as Ecochild, Inc.)
#401, 8 Men, 13 Lou, Dong Hua Shi Bei Li Zhong Qu,
Chong Wen Qu, Beijing, P.R. China

June 1, 2010

Via EDGAR
Mr. William H. Thompson
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AIVtech International Group Co. Formerly known as Ecochild, Inc. Item 4.01 Form 8-K File No. 333-161941 Filed May 14, 2010

Dear Mr. Thompson:

We are in receipt of your comment letter dated May 17, 2010 regarding the above referenced filing. As requested in your letter, we have provided response to the question raised by the Staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Item 4.01 8-K Filed May 14, 2010

1.	Please revise to state that Acquavella, Chiarelli, Shuster, Berkower & Co., LLP was engaged, as opposed to appointed, and the date thereof. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

ANSWER:	We have revised our disclosed under Item 4.01 in this 8-K amendment to state that Acquavella, Chiarelli, Shuster, Berkower & Co., LLP was engaged by the Company on May 12, 2010.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments doe not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

JinLin Guo
President, CEO and Chairman
of AIVtech International Group Co.